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                                                                      EXHIBIT 18

                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-4777
                                 www.alston.com

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      STEPHEN A. OPLER                DIRECT DIAL: 404-881-7693              E-MAIL: SOPLER@ALSTON.COM
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                                 January 5, 2000

VIA: FACSIMILE

Richard L. Easton, Esquire
Skadden, Arps, Slate, Meagher & Flom LLP
Seventh Floor
One Rodney Square
Wilmington, Delaware 19801

         Re:      Rawlings Sporting Goods Company, Inc.

Dear Rich:

         I am writing in response to our telephone call yesterday regarding the Finance Committee's proposal to allow Bull Run (or a newly formed entity controlled by Bull Run) to make a cash tender offer for all outstanding shares at $10 per share. Bull Run is prepared to accept the Proposal, subject to the following modifications and clarifications:

         - Rawlings will, to the extent required, waive the standstill agreements of [_______________](1) and [________________](1)
                  to allow consummation of Bull Run's proposed tender offer;

         - The Rawlings Board of Directors will take whatever action may be necessary, if any, to allow the transaction to proceed unrestricted by the provisions of Section 203 of the Delaware General Corporation Law;

         - The 45 day time frame will commence upon execution of the definitive agreement relating to these matters;

         - The Rawlings Board of Directors may remain neutral with respect to the transaction, but may not recommend against it;

         - Bull Run will cause Rawlings to honor Mr. O'Hara's existing severance arrangement and to pay the current key man insurance premium and to forgive the loan owed by Mr. O'Hara (i.e. Bull Run will not cause Rawlings to give

--------------------------
(1) The parties to the standstill agreements have been redacted to maintain the confidentiality of the parties to whom Bull Run may communicate and with which Bull Run may work to consummate the proposed tender offer.

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        1211 East Morehead Street            3605 Glenwood Avenue, Suite 310          601 Pennsylvania Avenue, N.W.
           P. O. Drawer 34009                       P. O. Drawer 31107                  North Building, 11th Floor
        Charlotte, NC 28234-4009                  Raleigh, NC 27622-1107                Washington, DC 20004-2601
              704-331-6000                             919-420-2200                            202-756-3300
            Fax: 704-334-2014                       Fax: 919-420-2260                       Fax: 202-756-3333
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Richard L. Easton, Esquire
January 5, 2000
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                  Mr. O'Hara an extra year of severance pay or "gross-up" his payments for taxes);

         - If Bull Run's offer fails due to a higher offer being made by a third party and that offer fails, Bull Run's designees will not resign from the Rawlings Board of Directors and Bull Run does not lose its right to designate two directors;

         - If Bull Run's offer fails for any other reason, its two director designees will resign from the Rawlings Board of Directors and it will lose its right to designate two directors; provided, however, that Bull Run's warrant will remain outstanding according to its terms;

         - Rawlings will use all reasonable efforts to cooperate with Bull Run or an entity formed by Bull Run, including without limitation, preparing and filing all necessary Hart-Scott-Rodino pre-merger notification and report forms, promptly providing Bull Run and its investors with updated financial and operational information, and preparing and filing all necessary documents with the SEC.

         With respect to the last point, would you please forward to me as soon as possible the most recent financial statements and other available financial reports for all periods since September, 1999?

         As we discussed yesterday, we will begin preparation of a draft definitive agreement for your review and comment once we have received the Finance Committee's acceptance of its proposal as modified by this letter. I look forward to speaking with you soon.


                                             Sincerely yours,


                                             /s/ Stephen A. Opler
                                             -----------------------------
                                             Stephen A. Opler
SAO:me
cc:      Mr. Robert S. Prather, Jr.
         Mr. Stephen W. Powell
         Ms. Tracy Rosenbluth
         Greg Williams, Esquire